

August 23, 2013

<u>Via E-mail</u>
Hanying Li
President and Chief Executive Officer
Tianli Agritech, Inc.
Suite F, 23rd Floor, Building B, Jiangjing Mansion
228 Yanjiang Ave., Jiangan District, Wuhan City
Hubei Province, China 430010

> **Re: Tianli Agritech, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 16, 2013**
> **File No. 001-34799**

Dear Mr. Li:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

<u>Proposal 3: Approval of Amendments, page 17</u>

1. Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that it appears that you have combined multiple matters in Proposal 3. Please revise to unbundle Proposal 3 so that the reverse stock split of your common shares and the increase in the number of authorized common shares following the reverse stock split are two separate proposals. If any of the proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

Hanying Li
Tianli Agritech, Inc.
August 23, 2013
Page 2

2. We note your disclosure in the Notice of Annual Meeting of Shareholders and in the section captioned "Q: What am I voting on?" on page 1 that shareholders will be asked to consider and vote on the approval of an amendment to your Memorandum of Association to effect a reverse stock split of your "outstanding common shares." We also note that the Proposal 3 heading on page 17 and the Proposal 3 description on your Proxy Card disclose that shareholders will be asked to approve an amendment to your Memorandum of Association to effect a reverse stock split of your "common shares." Please revise the Notice of Annual Meeting of Shareholders, the Proxy Card and the Proxy Statement throughout to clarify that the reverse stock split applies to both your outstanding and authorized common shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Vincent J. McGill
        Eaton & Van Winkle LLP